HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218
August 3, 2007	FILE NO: 69033.3

VIA EDGAR

Ms. Elaine Wolff, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.

Pre-Effective Amendment No. 2 to Registration Statement on Form S-11

Filed on July 3, 2007

Registration No. 333-142236

Dear Ms. Wolff:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with an exhibit, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 13, 2007.

For convenience of reference, each Staff comment contained in your July 13, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, David Roberts, Eric McPhee, Dan Gordon and Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on July 3, 2007. The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 3. Capitalized terms used and not otherwise defined in this response letter

Ms. Elaine Wolff, Esq.

August 3, 2007

that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Summary, page 1

1.	We note your new disclosure regarding the additional asset classes in which you may invest. Please revise to disclose that there is no limit on the amount that may be invested in any one of these asset classes. Further, please revise to explain the significance to investors of the last sentence in the newly added paragraph.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 83 of the prospectus.

2.	In this connection, please revise here and on page 28 to disclose that you may invest in non real estate related ABS and describe the nature of the non real estate related ABS in which you may invest. Further, please include disclosure that you may invest in non investment grade CLOs.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 28, and 81 of the prospectus.

3.	Please revise the second bullet point on page 1 to describe the nature of the subordinated ABS that comprises 1.2% of your portfolio.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 73 of the prospectus.

Our Targeted Asset Classes, page 6

4.	We note your response to comment 5. Please revise this section to note that you have no specific range of key strategic objectives related to the factors you consider when

Ms. Elaine Wolff, Esq.

August 3, 2007

evaluating potential investments. In this connection, please revise your disclosure on page 6 to reconcile it with your response. You currently disclose that when considering investments in subordinated tranches of ABS, you base your investment decision on, among other things, the weighted average rating factor, diversity score, and expected future interest rate volatility.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 81 of the prospectus.

Risk Factors

The rapid growth of the CDO market could cause us to lose a portion, or potentially all, of our investment in subordinated tranches of CDOs, page 31

5.	We note your new disclosure that “due to the rapid growth of the CDO market, many CDO managers are relatively new to the securitization business and may not have the systems or the processes in place to adequately manage such CDOs.” Please revise to explain the nature of risks regarding management to which you refer.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Critical Accounting Policies, page 57

6.	We have reviewed your response to our prior comment #8. Please provide us with a thorough analysis of the relationships between the management of the registrant, the board of directors and your external manager, Cypress Sharpridge Advisors LLC. We also note that the registrant owns 19% of the LP profits of Sharpridge Capital Management LP, the joint venture partner in the management company. Tell us how you analyzed these relationships in your determination that you should account for your activities as an investment company under SOP 07-1, and in particular how these

Ms. Elaine Wolff, Esq.

August 3, 2007

relationships impact the requirement in paragraph 5 of the SOP 07-1 that investment companies do not acquire or hold investments for strategic operating purposes and do not obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to noninvestor entities that are not related parties to the investee.

RESPONSE:

The registrant has been established and is operated and managed for the purpose of achieving consistent risk-adjusted returns by investing across multiple asset classes while complying with the requirements to maintain its qualification as a REIT. Further, the relationship between the registrant’s management, its Manager and sub-advisors are consistent with the requirements for investment company accounting set forth in paragraph 5 of the SOP 07-1 (the “SOP”).

The following is a summary of the relationships between the registrant, its external manager, Cypress Sharpridge Advisors, LLC (the “Manager”), and Sharpridge Capital Management, L.P. (“SCM”), and the registrant’s 19% limited partnership interest in SCM, and an analysis of why these relationships and the ownership of these interests do not preclude the registrant from accounting for its activities as an investment company pursuant to the SOP.

Relationships between the Registrant, the Manager and SCM

An analysis of the relationships between the registrant, the Manager and SCM supports the view that the registrant should account for its activities as an investment company pursuant to the SOP. The following summarizes points from our analysis:

•	The registrant has no employees, and has established a Board of Directors independent from the Manager and SCM that oversees the registrant’s investment activities.

•

The registrant’s Board of Directors (the “Board”) oversees the investment management activities of the Manager and SCM only to the extent those activities are subject to the Management Agreement between the registrant and the Manager.

Ms. Elaine Wolff, Esq.

August 3, 2007

•	The Management Agreement’s terms and conditions are consistent with what the registrant believes were then-current market terms at the time the registrant and the Manager entered into such agreement.

•	The registrant has issued and outstanding 20,068,052 shares of its common stock owned by more than 200 shareholders, of which over 92% of the shares are owned by independent shareholders.

•	The Manager and SCM can be removed under certain conditions by a vote of the registrant’s independent directors of the Board or shareholders.

We have provided further detail of the registrant’s analysis of the relationships between the registrant, the Manager and SCM in Appendix A attached hereto and made a part hereof.

19% Interest in SCM

Interest held for Investment and not for Strategic Purposes - The registrant did not acquire and does not hold for strategic purposes the 19% limited partnership interest owned by Sharpridge TRS, Inc. (“TRS”), a wholly-owned subsidiary of the registrant. The benefits that the registrant obtains from such interest are solely financial in nature, and are essentially the ability to receive current income or capital appreciation. In addition, the registrant does not obtain other benefits from SCM that are unavailable to noninvestor entities that are not related parties to SCM (of which there are none). Any benefit that the registrant derives or may derive in the future from SCM, other than the passive financial returns it may derive from the 19% interest, are unrelated to the 19% interest and would be derived with or without the 19% interest. These benefits relate to the management services that the Manager provides to the registrant directly and as a result of the sub-advisory relationships that the Manager has with its sub-advisors, including SCM. These services are provided under the Management Agreement (as described above), which the registrant believes includes terms and conditions consistent with then-current market terms.

Interest Received as a Gift - SCM was established on February 9, 2005 by Mr. Grant, who was the sole partner of SCM from inception thereof through February 1, 2006. SCM is operated under the control of a general partner, Sharpridge Associates, LLC (the “General Partner”), which is owned and controlled by Mr. Grant. As of February 1, 2006, the date on which SCM’s Limited Partnership Agreement was made effective by its partners, TRS received its interest in SCM for no consideration, as the limited partnership interest was a gift from Mr. Grant.

Capital Structure and Ownership of SCM - SCM currently has three partners, the General Partner, which owns a 1% interest in SCM, Mr. Grant, who owns a Class A interest, representing 80% of SCM, and TRS, which owns a Class B interest, representing 19% of SCM. TRS’s interest in SCM is solely a financial interest. The limited partner interest in SCM held by TRS does not entitle TRS to any right to vote or otherwise

Ms. Elaine Wolff, Esq.

August 3, 2007

participate in the operations, business, management, or affairs of SCM, and such interest does not entitle TRS any right or ability to influence or otherwise affect the decisions of the general partner of SCM. In addition, the Board cannot and does not control or oversee the operations and investment activities of any other entity or third party, including SCM. As such, neither the registrant, nor its Board has any influence over the day to day operations or other aspects of SCM’s business, management, or affairs. As a result, the registrant, through TRS, has not obtained any benefit (other than benefits attributable to its ownership interest, such as dividends) as a result of any investment in SCM that are unavailable to noninvestor entities that are not related parties to SCM (of which there are none).

As of the date of grant, TRS’s interest in SCM had nominal value, and at such time, currently, and in the future represented, represents, and will represent a unique portfolio holding of the registrant. As of the date hereof, the registrant and TRS have received no financial benefit through owning this interest. The 19% interest does not amount to an acquisition, use, exchange or exploitation of the processes, intangible assets or technology of SCM, was not a significant purchase (it was a gift by Mr. Grant to TRS upon the initial capitalization of the registrant), and does not amount to a joint venture between the registrant and SCM.

TRS Interest is a Unique Investment - The ownership by TRS of the limited partnership interest is a unique investment of the registrant, and is distinct and separate from the Management Agreement and the relationship by and between the registrant and the Manager. The interest was received by TRS in connection with the completion of the registrant’s February 2006 private offering. If the interest was proposed to be granted to TRS after the commencement of the registrant’s operations and the execution of the Management Agreement, the acquisition of such an interest would have been prohibited by the Management Agreement unless approved by a majority of the registrant’s independent directors. Section 7(c) of the Management Agreement prohibits the Manager from consummating any transaction which involves the acquisition by the registrant of an asset in which the Manager or an affiliate of the Manager has an ownership interest, or where the Manager is subject to an actual or potential conflict of interest unless such transaction or action is approved by a majority of the registrant’s independent directors. As such, neither the registrant nor TRS has any right to participate in the operations, management, business or affairs contemplated or implemented by SCM, the limited partnership interest is unique to TRS and the registrant, and not similar to any other investments made by the registrant. Accordingly, such interest cannot be deemed to have been acquired or held for a strategic purpose.

Analysis of the SOP

Paragraph 5 of the SOP provides that an investment company is a separate legal entity whose business purpose and activity are investing in multiple substantive investments for current income, capital appreciation, or both, with investment plans that include exit strategies. Paragraph 18 of the SOP further provides that investments are held for strategic operating purposes if the entity or its affiliates obtain or have the

Ms. Elaine Wolff, Esq.

August 3, 2007

objective of obtaining benefits (other than benefits attributable to the ownership interest, such as dividends) as a result of investments in any investee, through relationships with the investee or its affiliates, that are unavailable to noninvestor entities that are not related parties to the investee. Accordingly, investment companies do not acquire or hold investments for strategic operating purposes and do not obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to noninvestor entities that are not related parties to the investee.

The registrant believes that it meets the definition of an investment company in paragraph 5 of the SOP. We respectfully reiterate the responses in paragraph 8 of our letter to you, dated July 3, 2007, which in part, noted that the registrant satisfies the basic investment company requirements because (i) it is a separate legal entity (paragraph 5 of the SOP), (ii) its business purpose and activity is investing for current income, capital appreciation, or both (paragraphs 11 and 12 of the SOP), (iii) SCM, as an entity that provides services to an investment company, would be a permissible investment in accordance with paragraph 7.05 of the Audit and Accounting Guide for Investment Companies (paragraph 13 of the SOP), (iv) it makes multiple substantive investments from which it intends to exit within a defined time period (paragraphs 14 - 17 of the SOP), (v) it has not obtained any benefit as a result of any investment in SCM (other than benefits attributable to the ownership of the limited partnership interest such as dividends) that are unavailable to noninvestor entities that are not related parties to SCM (of which there are none) (paragraph 18 of the SOP), (vi) all of the registrant’s investments are at relatively minor levels of ownership interests (paragraph 21 of the SOP), including the 19% interest in SCM which provides solely a financial benefit as described above and does not provide the registrant with any voting rights, and (vii) the registrant is not involved in the day-to-day management of, or provide significant administrative or support services to, its investees (paragraphs 24 and 25 of the SOP).

In analyzing the 19% interest under paragraph 18 of the SOP, we respectfully note that paragraphs 18(a), (b), (c), (d) and (f) are not applicable to the registrant, and paragraph 18(e) discusses other transactions that would include the Management Agreement and the Sub-Advisor Agreement with SCM. The registrant believes that these agreements were entered into at market terms as discussed above (paragraphs 18(e)(1) and (2) of the SOP), and they represent significant agreements to the Manager and SCM (paragraph 18(e)(3) of the SOP). Given the expected future plans for SCM, the nature of its business as discussed above, and the gifting of the limited partnership interest (as more fully described below), the registrant believes that the limited partnership interest is not a strategic investment.

With respect to an exit strategy pertaining to the 19% interest held by TRS in SCM, the registrant foresees three possible alternatives. First, it is possible that SCM may enter into a transaction through which SCM sells all or substantially all of its assets and liquidates (a “Sale Transaction”), resulting in the termination of the limited partnership and a distribution of capital appreciation to the partners. Second, until such time as SCM consummates a Sale Transaction, the registrant, as it does with all of its investments, expects to review the performance and value of the 19% financial interest in

Ms. Elaine Wolff, Esq.

August 3, 2007

SCM periodically (currently this is done on a quarterly basis). The registrant, at such time as the Board and its independent directors deem appropriate, based on the value of the interest in SCM, may seek to sell the interest to a third party, subject to the consent of the general partner of SCM. Third, the registrant may seek to sell the interest to the other limited partner of SCM. The registrant anticipates that one of these exit strategies may be implemented within a five to ten year time frame from the initial issuance of the 19% interest, although the registrant cannot be certain at this time that any of these exit strategies will be implemented in that time frame.

Paragraph 19 of the SOP states that all relevant facts and circumstances should be considered in applying the definition of an investment company in paragraph 5 of the SOP. In particular, the factors in paragraphs 20 through 29 of the SOP should be considered in applying the definition. In addition, the SOP provides that no single factor is necessarily determinative of whether the entity is an investment company. The paragraph stresses that in considering these factors and their effect on the conclusion as to whether an entity is an investment company, the factors related to the number of substantive investors (pooling of funds) contained in paragraph 20 of the SOP and the level of ownership interests held in investees contained in paragraph 21 of the SOP typically are more significant and therefore typically provide more persuasive evidence than other factors.

The registrant has raised capital from a number of investors (paragraph 20 of the SOP) in its two private capital raising transactions, and is a passive investor with all of its investments (paragraph 21 of the SOP). The investors that have invested in the registrant are passive investors (paragraph 22 of the SOP). Investors of the registrant that are involved in determining the strategic direction of the registrant or that run the day-to-day operations of the registrant comprise less than 8% of the registrant’s common stock as of June 30, 2007. In addition, the registrant currently believes that several of its investors are employee benefit plans (paragraph 23 of the SOP), subject to the limitation in the registrant’s charter that provides that employee benefit plans cannot hold more than 25% of the registrant’s common stock (kindly note that our letter to you, dated July 3, 2007, mistakenly noted that the registrant did not have any employee benefit plans as shareholders). These factors support the conclusion that the registrant is investing for current income, capital appreciation, or both.

After reviewing the factors contained in paragraphs 18, 24, 25 and 28 of the SOP, and as described in this letter, the registrant believes that its 19% interest in SCM is not held for strategic operating purposes. The registrant has no employees and receives these services from its external Manager pursuant to the Management Agreement, and the Manager receives these services from its sub-advisors, Cypress and SCM, pursuant to the services agreements between each of these parties and the Manager. The registrant has a Stock Incentive Plan pursuant to which it has made available restricted stock and options to the Manager. The registrant’s Compensation Committee and its Board determine the provisions, terms, amounts, and extent of any such restricted stock awards or option grants. The Manager has designated that certain employees of each of the Sub-Advisors receive such restricted stock and options, and as such, employees of SCM have received

Ms. Elaine Wolff, Esq.

August 3, 2007

only a portion of such awards and grants. The registrant considered these compensation arrangements when making its determination that its 19% interest in SCM is not held for strategic operating purposes, but such arrangements were not and are not considered a significant factor in light of the totality of all of the criteria set forth in the SOP. Mr. Grant serves as the registrant’s chairman of the board, chief executive officer and president. Mr. Grant commenced serving in these capacities prior to the registrant’s acquisition of the 19% interest in SCM, and he would serve in those capacities if the registrant did not hold the 19% interest. Mr. Grant gifted the 19% limited partnership interest in SCM to the registrant to provide additional financial benefits to the registrant’s stockholders and to further align his interests, as a principal of one of the sub-advisors to the Manager, with the interests of the registrant’s stockholders, but without yielding any voting power in SCM to the registrant. These facts underscore that the intent of the registrant is to have TRS hold the interest in SCM solely for current income, capital appreciation, or both.

Paragraphs 26, 27 and 29 of the SOP are not applicable to the registrant, which provides further support that the registrant is investing for current income, capital appreciation, or both, and not for strategic operating purposes.

Finally, the SOP states that the provisions of the SOP “need not be applied to immaterial items.” As of the date hereof, the registrant and TRS have received no capital appreciation or current income (including dividends or other distributions) from holding this interest. The registrant does not believe that this 19% interest is material to the registrant given that the interest has nominal value and has not yielded any cash dividends or distributions in comparison to the approximately $2.7 billion of assets held by the registrant as of March 31, 2007 and the registrant’s investment income during the three months ended March 31, 2007 of approximately $38.2 million. Based on the registrant’s growth plans and the anticipated activities of SCM, and in light of all of the facts described in this letter, the registrant believes that the 19% interest is an immaterial item and will continue to be immaterial to its financial condition and results of operations for the foreseeable future, and as such the provisions of the SOP need not be applied.

Conclusion

Based on the foregoing, the registrant believes that it currently meets the requirements of the SOP and should be accounted for as an investment company. Consistent with paragraph 6 of the SOP, the registrant’s determination will be reconsidered each reporting period.

Ms. Elaine Wolff, Esq.

August 3, 2007

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Kevin E. Grant

Thomas A. Rosenbloom

S. Gregory Cope

David J. Goldschmidt

Jennifer A. Bensch

Enclosure

APPENDIX A

Detailed Analysis of Relationship between the Registrant, the Manager and SCM

Pursuant to Maryland law and the registrant’s corporate governance and conflicts of interest policies and as described below, the registrant is managed so as to prevent any conflicts of interest or having any one individual exert significant influence over its business and affairs, as described below.

Independent Board of Directors - The registrant’s management consists of a seven member Board of Directors (the “Board”), four of whom are independent directors. The registrant’s Board oversees the operations and investment activities of the registrant. Maryland corporate law requires the approval by a majority of disinterested directors of transactions between the registrant and a director or any entity in which a director otherwise has an interest. In addition to these provisions of Maryland corporate law, the Board has affirmatively determined and resolved that a majority of its directors be independent and have no material relationship with the registrant (either directly or as a partner, shareholder or officer of an organization that has a relationship with the registrant). In so doing, the Board broadly considered all relevant facts and circumstances of the relationships, if any, of each director in accordance with the standards for independence set forth in Section 303A of the NYSE Listing Standards and the Company’s independence standards set forth in its Corporate Governance Guidelines (collectively, the “Applicable Standards”). Based on such consideration, the Board determined that four of its seven directors are independent in accordance with the Applicable Standards. In addition, the Board established an audit committee, compensation committee and a nominating and corporate governance committee, each of which is fully comprised of independent directors, and as such, Mr. Grant does not participate in the affairs or decisions of the committees of the Board.

Oversight of the Registrant’s Investment Activities - The Board is responsible for overseeing the registrant’s investment activities. As such, the Board ensures compliance by the Manager with its responsibilities under the Management Agreement. The Management Agreement requires, among other things, that the Manager manage the registrant’s business affairs in conformity with the policies and the investment guidelines that are approved by a majority of the registrant’s independent directors. The registrant believes that the Management Agreement was entered into at then-current market terms and conditions. The registrant’s independent directors review the Manager’s performance annually.

The Manager’s business and operations and the relationship of Cypress and SCM as the members of the Manager are governed by the terms and conditions of an LLC Agreement, dated February 2, 2006. Cypress and SCM each own 50% of the membership interests of the Manager. The LLC Agreement provides, among other things, that unanimous approval of the Manager’s Investment Committee, which is currently comprised of five members, two of whom are independent directors of the registrant, two of whom are affiliated with Cypress, and one of whom is affiliated with

SCM (and is not Mr. Grant), must be obtained prior to making any investment in which any member or any affiliate of a member may have a financial interest. This requirement serves to ensure that neither member of the Manager can engage in a transaction in which there is a conflict of interest without the approval of the other member, and that no individual is able to exert significant influence over the investment decisions of the Manager.

Provision of and Commonality of Officers - The Management Agreement requires that the Manager provide, at no additional cost, the registrant with a management team, including a chief executive officer, president, and chief financial officer. As part of providing its services and the management team, the Manager entered into separate sub-advisor agreements with each of Cypress and SCM. Pursuant to its sub-advisor agreement with the Manager, SCM is responsible for overseeing all of the day-to-day operations of the registrant and actively manages the registrant’s investment portfolio under the oversight of the Manager’s Investment Committee and the registrant’s independent directors. The sub-advisor agreements were entered into pursuant to and consistent with the terms of the Management Agreement.

The registrant’s chief executive officer and president, chief operating officer, and chief financial officer also serve as officers of the Manager and of SCM. SCM is the only one of the registrant’s 49 investees as of December 31, 2006 in which the registrant’s officers are involved in management (representing approximately 2% of the registrant’s investees). In addition, certain of the registrant’s directors are affiliated with the Manager. To address the risks related to potential conflicts of interest that may arise through these relationships, the registrant, the Manager, and SCM, have adopted certain policies and detailed compliance procedures to govern the interactions between the registrant, the Manager and the Manager’s sub-advisors. These policies and procedures are described in detail in the prospectus. See “Summary — Conflicts of Interest,” “Summary — Resolution of Potential Conflicts of Interest and Allocation of Investment Opportunities,” “Business — Conflicts of Interest,” “Business — Resolution of Potential Conflicts of Interest and Allocation of Investment Opportunities” and “Our Manager and the Management Agreement — Conflicts of Interest with our Manager and Sharpridge.”

Board’s Right to Remove the Manager - The initial term of the Management Agreement expires on December 31, 2008. After the initial term, the Management Agreement may be terminated by the affirmative vote of at least two-thirds of the registrant’s independent directors (or by a vote of the holders of a majority of the outstanding shares of the registrant’s common stock) based upon several factors, one of which is unsatisfactory performance that is materially detrimental to the registrant. In addition, if at least two-thirds of the independent directors of the Board or the holders of a majority of the outstanding common shares of the registrant deem that the compensation to the Manager is unfair, then the registrant may terminate the Management Agreement unless the Manager agrees to continue to provide the services under the Management Agreement at a fee that at least two-thirds of the independent directors of the Board determines to be fair pursuant to the procedures contained in the Management Agreement. Accordingly, the Manager and the sub-advisor are required to perform under the Management Agreement and receive compensation that is fair and at market terms to maintain their relationship with the registrant, and the decision to maintain such relationships rests with the independent directors or the stockholders of the registrant. As a result, although Mr. Grant serves as the registrant’s Chairman of the Board, Chief Executive Officer and President and controls the general partner of SCM, he is not involved in making such decisions for the registrant.

Ownership of the Registrant - On February 10, 2006, the registrant raised approximately $78 million from investors. In December 2006, the registrant completed an additional private capital raise in which it sold an aggregate of 11,450,000 shares of common stock, and received approximately $105.8 million in net proceeds. Currently, the registrant has issued and outstanding 20,068,052 shares of its common stock, owned by more than 200 shareholders. The officers and directors of the registrant, as a group, own less than 8% of the issued and outstanding shares, and cannot control the shareholders as a group or direct the vote of the shareholders in connection with a possible termination of the Management Agreement.